UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(Amendment No. 2)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☒
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

LG Display Co., Ltd.

(Name of Subject Company)

Not Applicable

(Translation of Subject Company’s Name into English (if applicable))

The Republic of Korea

(Jurisdiction of Subject Company’s Incorporation or Organization)

LG Display Co., Ltd.

(Name of Person(s) Furnishing Form)

American Depositary Shares, each representing one-half of one share of common stock of LG Display Co., Ltd.

(Title of Class of Subject Securities)

50186V102

(CUSIP Number of Class of Securities (if applicable))

Seunghyun Lee

LG Display Co., Ltd.

128 Yeoui-daero, Yeongdeungpo-gu

Seoul 07336, Republic of Korea

(Tel) +82-2-3777-1010

with a copy to:

Jinduk Han, Esq.

Cleary, Gottlieb, Steen & Hamilton LLP

Foreign Legal Consultant Office

19F, Ferrum Tower

19, Eulji-ro 5-gil, Jung-gu, Seoul 04539, Korea

(Tel) +82-2-6353-8020

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

February 9, 2024

(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a)	The following document is attached as an exhibit to this Form CB/A:

Exhibit number	Description

99.1	Amendment No. 2 to Prospectus, dated March 4, 2024.*

*

Further amends the Prospectus dated January 18, 2024 (which was originally furnished as Exhibit 99.1 to Form CB filed with the Securities and Exchange Commission (the “SEC”) on January 18, 2024), as previously amended by Amendment No. 1 to Prospectus dated January 24, 2024 (which was previously furnished as Exhibit 99.1 to Form CB/A filed with the SEC on January 24, 2024).

(b)	Not applicable

Item 2.	Informational Legends

A legend in compliance with Rule 801(b) under the Securities Act of 1933, as amended, has been included in the documents attached as exhibits hereto.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	The following document is attached as an exhibit to this Form CB/A:

Exhibit number	Description

99.2	English translation of the “Notice of Definitive Subscription Price of New Shares to be Issued Pursuant to the Paid-in Capital Increase” filed by the Company with the Korea Exchange, dated March 4, 2024.**

**	Incorporated by reference to the Company’s Report on Form 6-K furnished to the Securities and Exchange Commission on March 4, 2024.

(2)	Not applicable

(3)	Not applicable

PART III – CONSENT TO SERVICE OF PROCESS

(1)	LG Display Co., Ltd. filed with the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X on January 18, 2024.

(2)	Not Applicable

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Kyu Dong Kim

(Signature)

Kyu Dong Kim, Vice President, Finance & Risk Management Division

(Name and Title)

LG Display Co., Ltd.

March 4, 2024

(Date)

3